Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	March 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$272	$370
Accounts receivable and other current assets (Note 6)	1,308	1,297
Prepaid expenses	99	88
Inventories	376	394
Regulatory assets (Note 7)	417	425
Total current assets	2,472	2,574
Other assets	666	620
Regulatory assets (Note 7)	3,142	2,958
Property, plant and equipment, net	36,507	33,988
Intangible assets, net	1,356	1,260
Goodwill	12,876	12,004
Total assets	$57,019	$53,404

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$421	$512
Accounts payable and other current liabilities	2,224	2,378
Regulatory liabilities (Note 7)	555	572
Current installments of long-term debt (Note 8)	1,176	690
Current installments of finance leases	104	24
Total current liabilities	4,480	4,176
Other liabilities	1,544	1,446
Regulatory liabilities (Note 7)	2,964	2,786
Deferred income taxes	3,167	2,969
Long-term debt (Note 8)	23,111	21,501
Finance leases	334	413
Total liabilities	35,600	33,291
Commitments and contingencies (Note 15)
Equity
Common shares (1)	13,688	13,645
Preference shares	1,623	1,623
Additional paid-in capital	10	11
Accumulated other comprehensive income	1,392	336
Retained earnings	3,005	2,916
Shareholders' equity	19,718	18,531
Non-controlling interests	1,701	1,582
Total equity	21,419	20,113
Total liabilities and equity	$57,019	$53,404

(1) No par value. Unlimited authorized shares; 464.2 million and 463.3 million issued and outstanding as at March 31, 2020 and December 31, 2019, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended
	2020	2019

Revenue	$2,391	$2,436

Expenses
Energy supply costs	750	833
Operating expenses	626	616
Depreciation and amortization	357	334
Total expenses	1,733	1,783
Operating income	658	653
Other income, net (Note 11)	9	38
Finance charges	256	269
Earnings before income tax expense	411	422
Income tax expense	58	66
Net earnings	$353	$356

Net earnings attributable to:
Non-controlling interests	$25	$28
Preference equity shareholders	16	17
Common equity shareholders	312	311
	$353	$356

Earnings per common share (Note 12)
Basic	$0.67	$0.72
Diluted	$0.67	$0.72

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)
	Quarter Ended
	2020	2019

Net earnings	$353	$356

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses), net of hedging activities and income tax recovery (expense) of $12 million and $(5) million, respectively	1,202	(266)
Other, net of income tax recovery of $9 million and $nil, respectively	(21)	—
	1,181	(266)
Comprehensive income	$1,534	$90

Comprehensive income (loss) attributable to:
Non-controlling interests	$150	$(5)
Preference equity shareholders	16	17
Common equity shareholders	1,368	78
	$1,534	$90

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars)

	Quarter Ended
	2020	2019

Operating activities
Net earnings	$353	$356
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation - property, plant and equipment	321	298
Amortization - intangible assets	32	30
Amortization - other	4	6
Deferred income tax expense	59	23
Equity component of allowance for funds used during construction (Note 11)	(14)	(18)
Other	47	34
Change in long-term regulatory assets and liabilities	(58)	(50)
Change in working capital (Note 13)	(154)	(138)
Cash from operating activities	590	541
Investing activities
Capital expenditures - property, plant and equipment	(1,111)	(712)
Capital expenditures - intangible assets	(51)	(28)
Contributions in aid of construction	17	26
Other	(44)	(18)
Cash used in investing activities	(1,189)	(732)
Financing activities
Proceeds from long-term debt, net of issuance costs	359	72
Repayments of long-term debt, net of extinguishment costs, and finance leases	(17)	(17)
Borrowings under committed credit facilities	1,756	1,463
Repayments under committed credit facilities	(1,263)	(1,418)
Net change in short-term borrowings	(132)	117
Issue of common shares, net of costs and dividends reinvested	34	32
Dividends
Common shares, net of dividends reinvested	(213)	(118)
Preference shares	(16)	(17)
Subsidiary dividends paid to non-controlling interests	(25)	(32)
Other	3	12
Cash from financing activities	486	94
Effect of exchange rate changes on cash and cash equivalents	15	(8)
Change in cash and cash equivalents	(98)	(105)
Cash and change in cash associated with assets held for sale	—	6
Cash and cash equivalents, beginning of period	370	332
Cash and cash equivalents, end of period	$272	$233

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the quarter ended March 31
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	328	25	353
Other comprehensive income	—	—	—	—	1,056	—	125	1,181
Common shares issued	0.9	43	—	(2)	—	—	—	41
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(25)	(25)
Dividends declared on common shares ($0.4775 per share)	—	—	—	—	—	(223)	—	(223)
Dividends declared on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	(6)	(5)
As at March 31, 2020	464.2	$13,688	$1,623	$10	$1,392	$3,005	$1,701	$21,419

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	328	28	356
Other comprehensive loss	—	—	—	—	(233)	—	(33)	(266)
Common shares issued	2.4	108	—	(2)	—	—	—	106
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(32)	(32)
Dividends declared on common shares ($0.45 per share)	—	—	—	—	—	(193)	—	(193)
Dividends declared on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	3	—	—	7	10
As at March 31, 2019	430.9	$11,997	$1,623	$12	$695	$2,200	$1,893	$18,420

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. The long-term contracted generation assets in British Columbia were sold on April 16, 2019 (Note 10).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in the "Regulatory Matters" section of its 2019 annual audited consolidated financial statements ("2019 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2020 follows.

COVID-19 Pandemic Impacts

The novel coronavirus ("COVID-19") pandemic has resulted in several customer relief initiatives as well as the delay of several regulatory proceedings. Details specific to customer relief initiatives and the delayed regulatory proceedings are discussed below.

Customer Relief Initiatives
UNS Energy: In April 2020 TEP filed a request with the Arizona Corporation Commission to refund to customers, in May and June 2020, approximately US$8 million in over-collected demand side management ("DSM") funds in excess of program expenditures. The proposed refund would be in the form of a temporary reduction in the DSM surcharge. A decision is expected in early May 2020.

Central Hudson: In agreement with the New York Public Service Commission, Central Hudson will postpone the collection of previously deferred costs, mainly related to environmental remediation, totalling approximately US$3 million. Central Hudson expects to collect these costs in customer rates effective July 1, 2021, through its normal-course regulatory proceedings.

FortisBC Energy and FortisBC Electric: In April 2020 the British Columbia Utilities Commission granted interim approval to provide three-month bill deferrals and/or credits to certain customer classes and authorized the establishment of customer recovery fund deferral accounts to record uncollectible revenues associated with providing the deferral and relief offerings to customers. The settlement of these deferral accounts will be determined through a future rate filing once the financial impact of the COVID-19 pandemic is known.

FortisAlberta: In March 2020 the government of Alberta announced a program to provide three-month bill deferrals to certain retail customer classes, with such deferred bills to be repaid within a reasonable time period up to one year. This program is not expected to materially impact distribution facility owners who have no retail customers, including FortisAlberta.

Delayed Regulatory Proceedings
Regulator and other stakeholder work schedule disruptions are causing delays or postponements for various regulatory proceedings. Details specific to material regulatory proceedings are discussed below.

UNS Energy
General Rate Application: Hearings related to TEP's general rate application were held in January and February 2020. In March 2020, due to the ongoing COVID-19 pandemic, the proceeding schedule was extended by 60 days. Hearings are expected to resume in June 2020 to address the inclusion in customer rates of the Gila River natural gas generation station unit 2 and ten natural gas reciprocating internal combustion engine units. A decision, approving new rates, is expected prior to the end of 2020.

FortisAlberta
Generic Cost of Capital Proceeding: In December 2018 the Alberta Utilities Commission ("AUC") initiated a generic cost of capital proceeding and expert evidence was filed in January 2020. In March 2020, due to the ongoing COVID-19 pandemic, this proceeding was suspended indefinitely, with a commitment from the AUC to reassess the suspension every 30 to 60 days going forward.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Other Electric
FortisTCI Rate Increase: In February 2020 the Government of the Turks and Caicos Islands approved a 6.8% average increase in FortisTCI's electricity rates, effective April 1, 2020. In March 2020, to help ease customers' financial hardship due to the ongoing effects of the COVID-19 pandemic, the effective date was deferred to July 1, 2020.

Other Regulatory Matters

ITC
ROE Complaints: The November 2019 Federal Energy Regulatory Commission ("FERC") Order remains subject to the resolution of a request for rehearing granted by FERC in January 2020. Based on the outcome of the request for rehearing, it is possible the return on common equity ("ROE") and refunds could materially change from those recognized in 2019 and 2020.

Review of Transmission Incentives Policy: In March 2020 FERC issued a notice of proposed rulemaking ("NOPR") proposing to update its transmission incentives policy for transmission owners, including ITC, to grant incentives to projects based upon benefits to customers regarding reliability and cost savings through the reduction of transmission congestion. The NOPR follows a Notice of Inquiry, issued in March 2019, on FERC's transmission incentives policies. FERC proposed total ROE incentives of up to 250 basis points that would not be limited by the upper end of the base ROE zone of reasonableness. Comments from stakeholders, including ITC, must be provided to FERC by July 1, 2020. The outcome may impact future incentive adders that are included in transmission rates charged by transmission owners, including ITC.

FortisAlberta
2018 Alberta Independent System Operator Tariff Application: In September 2019 the AUC issued a decision that addressed, among other things, a proposal to change how the Alberta Independent System Operator's customer contribution policy is accounted for between distribution facility owners, such as FortisAlberta, and transmission facility owners. Implementation of the order was suspended in October 2019 and the decision remains under review by the AUC. In February 2020 FortisAlberta requested an oral hearing which remains under consideration by the AUC. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

3. ACCOUNTING POLICIES

The condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise noted.

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2019 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
The accounting policies applied herein are consistent with those outlined in the Corporation's 2019 Annual Financial Statements, except as described below.

New Accounting Policies

Financial Instruments
Effective January 1, 2020, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-13, Measurement of Credit Losses on Financial Instruments, which requires the use of reasonable and supportable forecasts in the estimate of credit losses and the recognition of expected losses upon initial recognition of a financial instrument, in addition to using past events and current conditions. The new guidance also requires quantitative and qualitative disclosures regarding the activity in the allowance for credit losses for financial assets within the scope of the guidance. Adoption did not have a material impact on the Interim Financial Statements.

Fortis and each subsidiary records an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible (Note 6).

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Income Taxes
ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Adoption will not have a material impact on the consolidated financial statements and related disclosures.

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory status and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated based on net earnings attributable to common equity shareholders

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2020 and 2019.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

	Quarter Ended
	March 31
($ millions)	2020	2019
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	7	6
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	—	16
(1) Reflects amounts to the April 16, 2019 disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") (Note 10)

As at March 31, 2020, accounts receivable included approximately $11 million due from Belize Electricity (December 31, 2019 - $8 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at March 31, 2020, there were inter-segment loans outstanding of $125 million (December 31, 2019 - $279 million), payable on demand with a weighted average interest rate of 2.3%. Total interest charged was $1 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $nil).

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
March 31, 2020		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	433	473	280	466	152	114	448	2,366	25	—	—	2,391
Energy supply costs	—	167	78	160	—	39	305	749	1	—	—	750
Operating expenses	118	158	134	82	38	27	51	608	8	10	—	626
Depreciation and amortization	73	81	22	60	55	15	46	352	4	1	—	357
Operating income	242	67	46	164	59	33	46	657	12	(11)	—	658
Other income, net	4	(3)	9	1	1	1	3	16	—	(7)	—	9
Finance charges	80	28	12	36	26	18	19	219	—	37	—	256
Income tax expense	43	8	8	23	2	1	4	89	3	(34)	—	58
Net earnings	123	28	35	106	32	15	26	365	9	(21)	—	353
Non-controlling interests	22	—	—	—	—	—	3	25	—	—	—	25
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	101	28	35	106	32	15	23	340	9	(37)	—	312
Goodwill	8,630	1,943	634	913	228	235	266	12,849	27	—	—	12,876
Total assets	21,676	11,426	4,120	7,297	4,884	2,359	4,342	56,104	727	365	(177)	57,019
Capital expenditures	249	509	73	121	121	28	57	1,158	4	—	—	1,162

Quarter Ended
March 31, 2019
($ millions)
Revenue	408	543	277	485	145	119	426	2,403	36	—	(3)	2,436
Energy supply costs	—	232	92	181	—	40	287	832	1	—	—	833
Operating expenses	124	152	118	83	41	25	47	590	14	15	(3)	616
Depreciation and amortization	63	74	20	59	52	16	42	326	8	—	—	334
Operating income	221	85	47	162	52	38	50	655	13	(15)	—	653
Other income, net	10	9	4	3	1	1	1	29	1	8	—	38
Finance charges	77	33	11	35	25	18	20	219	1	49	—	269
Income tax expense	42	6	8	30	1	5	5	97	—	(31)	—	66
Net earnings	112	55	32	100	27	16	26	368	13	(25)	—	356
Non-controlling interests	20	—	—	—	—	—	3	23	5	—	—	28
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	92	55	32	100	27	16	23	345	8	(42)	—	311
Goodwill	8,193	1,844	602	913	228	235	256	12,271	27	—	—	12,298
Total assets	19,603	10,007	3,601	6,962	4,700	2,271	4,121	51,265	1,466	141	(67)	52,805
Capital expenditures	236	167	64	70	107	25	56	725	6	9	—	740

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)

6. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded against accounts receivable and other assets, changed from December 31, 2019 as follows.

Quarter Ended
March 31,
($ millions)	2020
Beginning of period	(35)
Credit loss expense	(9)
Write-offs	4
Recoveries	(1)
Foreign exchange	(3)
End of period	(44)

7. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2019 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2020	2019
Regulatory assets
Deferred income taxes	1,595	1,556
Employee future benefits	546	530
Deferred energy management costs	297	279
Rate stabilization and related accounts	260	208
Deferred lease costs	125	116
Manufactured gas plant site remediation deferral	123	81
Derivatives	106	119
Generation early retirement costs	93	88
Other regulatory assets	414	406
Total regulatory assets	3,559	3,383
Less: Current portion	(417)	(425)
Long-term regulatory assets	3,142	2,958

Regulatory liabilities
Deferred income taxes	1,554	1,440
Asset removal cost provision	1,235	1,187
Rate stabilization and related accounts	128	166
Energy efficiency liability	108	101
Renewable energy surcharge	103	94
ROE complaints liability	97	91
Electric and gas moderator account	44	45
Employee future benefits	35	45
Other regulatory liabilities	215	189
Total regulatory liabilities	3,519	3,358
Less: Current portion	(555)	(572)
Long-term regulatory liabilities	2,964	2,786

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
8. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2020	2019
Long-term debt	23,106	21,547
Fair value adjustment - ITC acquisition	141	133
Credit facility borrowings	1,172	640
Total long-term debt	24,419	22,320
Less: Deferred financing costs and debt discounts	(132)	(129)
Less: Current installments of long-term debt	(1,176)	(690)
	23,111	21,501

The long-term debt issuances for the three months ended March 31, 2020 are summarized below.

		Interest
	Month	Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Unsecured term loan credit agreement	January	(1)	2021	US	75	(2)(3)
Unsecured term loan credit agreement (4)	January	(5)	2021	US	200	(4)
(1) Floating rate of a one-month LIBOR plus a spread of 0.45%
(2) Repay credit facility borrowings
(3) General corporate purposes
(4) Maximum amount of borrowings under this agreement of US$400 million has been drawn; current period borrowings were used to repay an outstanding commercial paper balance. ITC's ability to issue commercial paper has been limited or may be unavailable due to the impact of the COVID-19 pandemic.
(5) Floating rate of a two-month LIBOR plus a spread of 0.60%

In April 2020 UNS Energy issued 30-year US$350 million unsecured senior notes at 4.00%. The net proceeds were used to repay credit facility borrowings and for general corporate purposes.

In April 2020 Newfoundland Power issued 40-year $100 million first mortgage sinking fund bonds at 3.61%. The net proceeds were used to repay short-term borrowings and for general corporate purposes.

Credit Facilities

As at March 31, 2020, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.8 billion, of which approximately $4.1 billion was unused, including $1.3 billion unused under the Corporation's committed revolving corporate credit facility, as follows.

			As at
	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2020	2019
Total credit facilities	4,446	1,380	5,826	5,590
Credit facilities utilized:
Short-term borrowings (1)	(421)	—	(421)	(512)
Long-term debt (including current portion) (2)	(1,172)	—	(1,172)	(640)
Letters of credit outstanding	(82)	(48)	(130)	(114)
Credit facilities unutilized	2,771	1,332	4,103	4,324
(1) The weighted average interest rate was approximately 1.7% (December 31, 2019 - 3.2%).
(2) The weighted average interest rate was approximately 1.8% (December 31, 2019 - 2.4%). The current portion was $599 million (December 31, 2019 - $252 million).

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $5.5 billion of the total credit facilities are committed facilities with maturities ranging from 2020 through 2025.

See Note 15 in the 2019 Annual Financial Statements for a listing of the credit facilities as at December 31, 2019.

In January 2020 Caribbean Utilities amended its unsecured revolving committed credit facility resulting in an increase of US$20 million and an extension of the maturity date to January 2025.

In March 2020 FortisBC Energy entered into a $55 million two-year uncommitted letter of credit facility and FortisAlberta entered into a $150 million one-year non-revolving committed credit facility.

In April 2020 the Corporation entered into a $500 million one-year revolving term committed credit facility.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post-employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2020	2019	2020	2019
Quarter Ended March 31
Components of net benefit cost
Service costs	25	19	8	7
Interest costs	28	31	6	6
Expected return on plan assets	(44)	(40)	(5)	(4)
Amortization of actuarial losses (gains)	8	6	(1)	(1)
Amortization of past service credits/plan amendments	—	—	(1)	(2)
Regulatory adjustments	(1)	1	1	2
Net benefit cost	16	17	8	8

Defined contribution pension plan expense for the three months ended March 31, 2020 was $13 million (three months ended March 31, 2019 - $12 million).

10. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million.

For the three months ended March 31, 2019, the Waneta Expansion contributed $10 million to earnings before income tax expense of which Fortis' share was 51%.

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
11. OTHER INCOME, NET

	Quarter ended
	March 31
($ millions)	2020	2019
Equity component of allowance for funds used during construction	14	18
Derivative (losses) gains	(11)	7
Interest income	5	4
Other	1	9
	9	38

12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2020			2019
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended March 31
Basic EPS	312	463.9	0.67	311	429.5	0.72
Potential dilutive effect of stock options	—	0.7		—	0.6
Diluted EPS	312	464.6	0.67	311	430.1	0.72

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended
	March 31
($ millions)	2020	2019
Change in working capital
Accounts receivable and other current assets	38	(102)
Prepaid expenses	(4)	(3)
Inventories	44	23
Regulatory assets - current portion	14	(6)
Accounts payable and other current liabilities	(208)	(57)
Regulatory liabilities - current portion	(38)	7
	(154)	(138)

Non-cash investing and financing activities
Accrued capital expenditures	324	298
Right-of-use assets obtained in exchange for operating lease liabilities	10	46
Common share dividends reinvested	8	75
Contributions in aid of construction	8	13
Exercise of stock options into common shares	2	2

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits derivative usage to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves. All commodity swaps expired in the first quarter of 2020.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2020, unrealized losses of $106 million (December 31, 2019 - $119 million) were recognized as regulatory assets and unrealized gains were not material.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue and were not material for the three months ended March 31, 2020 and 2019.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $71 million and terms of one to two years expiring in January 2021 and 2022. Fair value was measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in other income, net and were not material for the three months ended March 31, 2020 and 2019.

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Foreign Exchange Contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2020 and 2021, and have a combined notional amount of $272 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three months ended March 31, 2020 and 2019.

Interest Rate Swaps
ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with planned future borrowings, including the refinancing of a US$400 million term loan due in June 2021. The swaps have a combined notional value of $633 million and five-year terms with a mandatory early termination provision. The swaps will be terminated no later than the effective date of October or November 2020. Fair value was measured using a discounted cash flow method based on LIBOR rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income and will be reclassified to earnings as a component of interest expense over the life of the debt. During the three months ended March 31, 2020, unrealized losses of $31 million (three months ended March 31, 2019 - $nil) were recognized in other comprehensive income.

Other Investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three months ended March 31, 2020 and 2019.

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2020
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	27	—	27
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Total return swaps (2)	7	—	—	7
Other investments (4)	127	—	—	127
	134	33	—	167

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(132)	—	(132)
Energy contracts not subject to regulatory deferral (5)	—	(16)	—	(16)
Foreign exchange contracts and interest rate swaps (5)	(6)	(28)	—	(34)
	(6)	(176)	—	(182)

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	22	—	22
Energy contracts not subject to regulatory deferral (2)	—	8	—	8
Foreign exchange contracts, interest rate and total return swaps (2)	14	4	—	18
Other investments (4)	121	—	—	121
	135	34	—	169

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(138)	—	(139)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	(1)	(150)	—	(151)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in other assets
(5)Included in accounts payable and other current liabilities or other liabilities

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at March 31, 2020
Derivative assets	33	25	10	(2)
Derivative liabilities	(148)	(25)	—	(123)

As at December 31, 2019
Derivative assets	30	22	10	(2)
Derivative liabilities	(151)	(22)	(2)	(127)

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Volume of Derivative Activity

As at March 31, 2020, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2020	2019
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	201	628
Electricity power purchase contracts (GWh)	3,305	3,198
Gas swap contracts (PJ)	151	168
Gas supply contract premiums (PJ)	230	241
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,072	1,855
Gas swap contracts (PJ)	29	43
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic the Corporation's utilities has temporarily suspended non-payment disconnects.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $112 million as of March 31, 2020 (December 31, 2019 - $161 million).

As at March 31, 2020, the impact of the COVID-19 pandemic on the carrying values of accounts receivable and other current assets, and long-term other receivables or the fair value of derivatives was not material.

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FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at March 31, 2020, US$2.2 billion (December 31, 2019 - US$2.2 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$9.9 billion (December 31, 2019 - US$9.7 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2020, the carrying value of long-term debt, including current portion, was $24.4 billion (December 31, 2019 - $22.3 billion) compared to an estimated fair value of $26.7 billion (December 31, 2019 - $25.3 billion).

15. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2019 Annual Financial Statements.

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

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